Exhibit 5

Industry Guide 3 — Return on Equity and Assets Ratios

	For the Year Ended October 31, 2017	For the Year Ended October 31, 2016	For the Year Ended October 31, 2015
Return on Assets	0.97%	0.89%	0.95%
Return on Equity	17.0%	16.3%	18.6%
Dividend Payout Ratio	46%	48%	46%
Equity to Asset Ratio	6.12%	5.90%	5.57%